UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

Amendment No. 2

TCI Solutions, Inc.
(Name of the Issuer)
TCI Solutions, Inc. Retalix Ltd. RTLX LLC Survivor RTLX LLC Retalix Holdings Inc.
(Names of Persons Filing Statement)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
87229R 10 2
(CUSIP Number of Class of Securities)
Stephen P. DeSantis Chief Financial Officer and Secretary TCI Solutions, Inc. 17752 Skypark Circle Irvine, California 92614 Telephone: (949) 476-1122

Barry Shaked
President, Chief Executive Officer, and Chairman of the Board
Retalix Ltd.
RTLX LLC
Survivor RTLX LLC
Retalix Holdings Inc.
10 Zarhin Street, Raanana 43000, ISRAEL
Telephone: (972) 9-776-6677

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement) With Copies To:
Michael G. McKinnon, Esq. Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626-1924 Telephone: (714) 668-6200	Harvey E. Bines, Esq. Sullivan & Worcester LLP One Post Office Square Boston, Massachusetts 02109 Telephone: (617) 338-2800

This statement is filed in connection with (check the appropriate box):

a.	|X|	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	|_|	The filing of a registration statement under the Securities Act of 1933.
c.	|_|	A tender offer.
d.	|_|	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|
Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$2,570,941.41	$514.19

* Based upon maximum proposed number of shares to be cashed out in the merger of 12,825,459 shares of common stock at $0.132 per share, 31,073 shares of Series A Preferred Stock at $0.8409 per share and 1,124,154 shares of Series B Preferred Stock at $0.7573 per share.

|X|

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$514.19
Form or Registration No.:	Schedule 14A
Filing Party:	TCI Solutions, Inc.
Date Filed:	April 25, 2005

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by TCI Solutions, Inc., a Delaware corporation (“TCI Solutions” or the “Company”), Retalix Ltd. (“Retalix”), an Israeli company, Retalix Holdings Inc., a Delaware corporation and wholly-owned subsidiary of Retalix, and RTLX LLC and Survivor RTLX LLC, each a Delaware limited liability company of which Retalix Holdings Inc. is the sole member, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 1, 2005 (the “Merger Agreement”), by and among Retalix, the Company, Retalix Holdings Inc., RTLX LLC and Survivor RTLX LLC. A copy of the Merger Agreement is attached as Appendix A to an amended proxy statement on Schedule 14A filed by the Company concurrently with this Schedule 13E-3. In this Schedule 13E-3 we will refer to the amended proxy statement, including all of its appendices and schedules, as the “proxy statement.”

Concurrently with the filing of this Schedule 13E-3, the Company is filing the proxy statement with the Securities and Exchange Commission (the “SEC”) under Regulation 14A of the Exchange Act. The proxy statement contains important information about the special meeting of stockholders of TCI Solutions at which the stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement. The information contained in the proxy statement, including all appendices and schedules, is expressly incorporated in this Schedule 13e-3 in its entirety by this reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and its appendices and schedules.

As of today, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect any completion or amendment of the preliminary proxy statement. Capitalized terms used but not otherwise defined in this Schedule 13E-3 shall have the meanings given to them in the proxy statement. All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company and all information herein concerning Retalix has been supplied by Retalix.

ITEM 1.	SUMMARY TERM SHEET.

Regulation M-A, Item 1001

The information set forth in the proxy statement under “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

Regulation M-A, Item 1002

(a).

The name of the Company is TCI Solutions, Inc. The principal executive offices of the Company are located at 17752 Skypark Circle, Suite 160, Irvine, California 92614. The Company’s phone number is (949) 476-1122.

(b).	The information set forth in the proxy statement under “THE MERGER – Voting Rights; Quorum; Vote Required For Approval” is incorporated herein by reference.
(c).	There is no established trading market for the Company’s securities.
(d).

The Company has not declared or paid any dividends on its common stock in the last two fiscal years. If the merger is completed as contemplated in the Merger Agreement, the separate corporate existence of TCI Solutions will cease, the Company will be wound up and no dividends will be paid on its common stock and the Company will apply to de-register its common stock under the Exchange Act.

(e).

The Company has made no underwritten public offering of its common stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration pursuant to Regulation A thereunder.

(f).

The information set forth in the proxy statement under “SPECIAL FACTORS – Background of the Merger” and “OTHER MATTERS – Purchases by TCI and its Directors and Executive Officers and by Retalix and its Directors and Executive Officers.”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

Regulation M-A, Item 1003

(a).	The information set forth in the proxy statement under “SUMMARY TERM SHEET;” “INFORMATION ABOUT TCI” and “INFORMATION ABOUT RETALIX” is incorporated herein by reference.

(b).	The information set forth in the proxy statement under “INFORMATION ABOUT TCI” and “INFORMATION ABOUT RETALIX” is incorporated herein by reference.
(c).

The information set forth in Schedule I of the proxy statement under “INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF TCI AND RETALIX” and “OTHER MATTERS – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

Regulation M-A, Item 1004

(a),(c)-(e).	The information set forth in the proxy statement under “SUMMARY TERM SHEET;” “SPECIAL FACTORS;” “THE MERGER;” and “THE MERGER AGREEMENT” is incorporated herein by reference.

(f).	Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A, Item 1005

(a)-(c).	The information set forth in the proxy statement under “SPECIAL FACTORS --Background of the Merger” is incorporated herein by reference.

On October 27, 2004 the Company filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC to initiate an offer (the “Tender Offer”) by the Company to acquire all options held by certain of the Company’s directors and employees under the Company’s 1993 Equity Incentive Plan, 1993 Non-Employee Directors’ Stock Option Plan, 2001 Equity Incentive Plan and 2001 Non-Employee Directors’ Stock Option Plan to purchase shares of the Company’s common stock in exchange for new options to purchase the common stock to be granted under the 2001 Equity Incentive Plan and 2001 Non-Employee Directors’ Stock Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached to the Schedule TO as Exhibit (a)(2). The information set forth in the Schedule TO, including all annexes, is hereby expressly incorporated herein by reference in its entirety into this Schedule 13E-3 and the responses in this Schedule 13E-3 in respect of the Tender Offer are qualified in their entirety by reference to the information contained in the Schedule TO and its annexes.

(e).	The information set forth in the proxy statement under “THE MERGER” and “THE MERGER AGREEMENT” is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A, Item 1006

(b).	The securities acquired in the transaction will be cancelled.
(c)(1-8).

The information set forth in the proxy statement under “THE MERGER,” “THE MERGER AGREEMENT,” “SPECIAL FACTORS—Position of Retalix as to the Purposes, Alternatives, Reasons and Effects of the Merger – Effects” and “SPECIAL FACTORS—Retalix’s Plans for TCI” is incorporated herein by reference.

ITEM 7.	PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A, Item 1013

(a) – (d).	The information set forth in the proxy statement under “SPECIAL FACTORS” and “THE MERGER” is incorporated herein by reference.
ITEM 8.	FAIRNESS OF THE GOING PRIVATE TRANSACTION.

Regulation M-A, Item 1014

(a)-(d).	The information set forth in the proxy statement under “SPECIAL FACTORS” is incorporated herein by reference.

(e).

The Rule 13e-3 transaction was unanimously approved by a majority of the directors of the Company who are not employees of the Company. The information set forth in the proxy statement under “SPECIAL FACTORS – Position of TCI as to the Fairness of the Merger” is incorporated herein by reference.

(f).	Not applicable.
ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A, Item 1015

(a)-(b).	The information set forth in the proxy statement under “SPECIAL FACTORS” is incorporated herein by reference.
(c).	The information set forth in the proxy statement under “SPECIAL FACTORS” and the opinion of The Mentor Group, Inc. attached as Appendix C to the proxy statement are incorporated herein by reference.
ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A, Item 1007

(a)	The information set forth in the proxy statement under “SUMMARY TERM SHEET – How will Retalix finance the merger?” is incorporated herein by reference.
(b).	None.
(c).	The information set forth in the proxy statement under “THE MERGER—Estimated Fees and Expenses of the Merger” is incorporated herein by reference.
(d).	Not applicable.
ITEM 11.	INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A, Item 1008

(a).	The information set forth in the proxy statement under “OTHER MATTERS—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(b).

The information set forth in the proxy statement under “SPECIAL FACTORS,” “THE MERGER” and “OTHER MATTERS—Purchases by TCI and its Directors and Executive Officers and by Retalix and its Directors and Executive Officers” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Regulation M-A, Item 1012

(d)-(e).	The information set forth in the proxy statement under “THE MERGER” is incorporated herein by reference.
ITEM 13.	FINANCIAL STATEMENTS.

Regulation M-A, Item 1010

(a).

The information attached to the proxy statement as Appendices E and F and the information set forth in the proxy statement under “TCI SOLUTIONS, INC. SELECTED FINANCIAL AND OPERATING DATA” and “TCI SOLUTIONS, INC. PROJECTED FINANCIAL INFORMATION,” is incorporated herein by reference.

(b).	Not applicable. TCI Solutions will cease to exist as a separate company following the mergers contemplated by the Merger Agreement.
ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A, Item 1009

(a)-(b).	The information set forth in the proxy statement under “THE MERGER” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

Regulation M-A, Item 1011

(b)	The information set forth in the proxy statement, including all appendices attached thereto, is incorporated herein by reference.
ITEM 16.	EXHIBITS.

Regulation M-A, Item 1016

(a).	The information set forth in the proxy statement, including all appendices thereto, is incorporated herein by reference.
(b).	Not applicable.
(c).	Opinion of The Mentor Group, Inc. (incorporated herein by reference to Appendix C to the Company’s proxy statement).
(d)(1).

Agreement and Plan of Merger dated as of April 1, 2005, by and between the Company, Retalix Ltd., Retalix Holdings Inc., Survivor RTLX LLC and RTLX LLC (incorporated herein by reference to Appendix A to the Company’s proxy statement).

(d)(2).

Stock Purchase Agreement dated as of April 1, 2005, by and among the Company, Retalix Ltd., Retalix Holdings Inc. and certain stockholders of the Company listed on the signature pages thereto (incorporated herein by reference to Appendix B to the Company’s proxy statement).

(d)(3).	Registration Rights Agreement dated as of April 1, 2005 by and among Retalix Ltd. and the persons listed on Schedule A thereto.
(d)(4).	Escrow Agreement dated as of April 1, 2005 by and among Retalix Ltd., Retalix Holdings Inc., the Sellers listed on Exhibit 1.1 thereto and U.S. Bank National Association.
(f).	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D to the Company’s proxy statement).
(g).	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 08, 2005

RETALIX LTD.

By:	/s/ Danny Moshaioff
	Name:	Danny Moshaioff
	Title:	Executive Vice President and
Chief Executive Officer

RETALIX HOLDINGS INC.

By:	/s/ Moshe Geller
	Name:	Moshe Geller
	Title:	Chief Financial Officer and Secretary

RTLX LLC

By:	/s/ Moshe Geller
	Name:	Moshe Geller
	Title:	Chief Financial Officer and Secretary

SURVIVOR RTLX LLC

By:	/s/ Moshe Geller
	Name:	Moshe Geller
	Title:	Chief Financial Officer and Secretary

TCI SOLUTIONS, INC.

By: /s/ Stephen P. DeSantis

Stephen P. DeSantis
Chief Financial Officer and Secretary

EXHIBIT INDEX

EXHIBIT NUMBER AND DESCRIPTION

(a).	The information set forth in the proxy statement on Schedule 14A, as filed by the Company with the SEC on April 25, 2005, including all appendices thereto, is incorporated herein by reference.
(c).	Opinion of The Mentor Group, Inc. (incorporated herein by reference to Appendix C to the Company’s proxy statement on Schedule 14A filed with the SEC on April 25, 2005).
(d)(1).

Agreement and Plan of Merger dated as of April 1, 2005, by and between the Company, Retalix Ltd., Retalix Holdings Inc., Survivor RTLX LLC and RTLX LLC (incorporated herein by reference to Appendix A to the Company’s proxy statement on Schedule 14A filed with the SEC on April 25, 2005).

(d)(2).

Stock Purchase Agreement dated as of April 1, 2005, by and among the Company, Retalix Ltd., Retalix Holdings Inc. and certain stockholders of the Company listed on the signature pages thereto (incorporated herein by reference to Appendix B to the Company’s proxy statement on Schedule 14A filed with the SEC on April 25, 2005).

(d)(3).	Registration Rights Agreement dated as of April 1, 2005 by and among Retalix Ltd. and the persons listed on Schedule A thereto.
(d)(4).	Escrow Agreement dated as of April 1, 2005 by and among Retalix Ltd., Retalix Holdings Inc., the Sellers listed on Exhibit 1.1 thereto and U.S. Bank National Association.
(f).	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D to the Company’s proxy statement on Schedule 14A filed with the SEC on April 25, 2005).

Exhibit (d)(3)

Registration Rights Agreement

EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement dated as of April 1, 2005 (the "Agreement") is by and among Retalix Ltd., an Israeli corporation ("Retalix"), and the persons listed in Schedule A hereto (the "Holders").

WITNESSETH:

WHEREAS, Retalix has entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of the date hereof with Retalix Holdings, Inc., a Delaware corporation, TCI Solutions, Inc., Delaware corporation, and the Holders;

WHEREAS, in the transaction Holders will receive shares of Parent Common Stock; and

WHEREAS, Retalix is willing to grant certain rights to have such shares of Parent Common Stock registered for resale to the public on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of these premises and the mutual agreements, provisions and covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND EFFECTIVENESS

1.1 Common Definitions. Unless otherwise defined in this Agreement, capitalized terms used in this Agreement that are defined in the Stock Purchase Agreement shall have the meanings assigned to them in the Stock Purchase Agreement, and the rules of construction and documentary conventions set forth in the Stock Purchase Agreement shall apply to this Agreement.

1.2 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Holder" or "Holders" means Holders and the person or persons that have the right to have their shares of Parent Common Stock registered under this Agreement.

"Holder Registration Statement" means the registration statement filed with the Commission pursuant to this Agreement.

Registration Rights Agreement -- Page 2

"Registration Expenses" means the expenses incurred by Retalix in complying with Article II, including registration and filing fees, securities exchange or market listing fees, printing expenses, fees and disbursements of counsel for Retalix, state Blue Sky fees and expenses, but excluding any underwriting commissions and discounts and selling concessions and any stock transfer Taxes.

"Registrable Shares" means, with respect to each Holder, any shares of Parent Common Stock received by such Holder in the transaction (including any shares deposited in escrow pursuant to the terms of the Escrow Agreement which are ultimately released to the Sellers), and any additional unregistered shares received by such Holder as a stock dividend on the Registrable Shares, or pursuant to a stock split or similar recapitalization of Retalix's Parent Common Stock; provided, however, that "Registrable Shares" shall not include any such shares of Parent Common Stock that as of the date of the determination have previously been sold by such Holder pursuant to Rule 144 under the Securities Act. In addition, Registrable Shares shall not include shares of Parent Common Stock received by a Holder in the transaction in the event that all of such Holder's shares may be immediately sold by such Holder without registration and without restriction as to the number of shares to be sold, pursuant to Rule 144.

"Securities Act" means the Securities Act of 1933, as amended.

"Transfer" and words of similar import means any offer to sell, sale, assignment, pledge, transfer, contract to sell, grant of any option or other right to purchase, grant of any ownership interest, or other disposition or change of legal, record or beneficial ownership, whether direct or indirect, voluntary or involuntary.

1.3 Effectiveness. This Agreement shall become effective as of the Closing.

ARTICLE II

REGISTRATION RIGHTS

2.1 Registration of Shares. (a) Retalix shall file with the Securities and Exchange Commission (the "Commission"), within 60 days following the Closing Date, a "shelf" registration statement covering the resale to the public by the Holders of all Registrable Shares issued on the Closing Date (including the shares deposited in escrow). Retalix shall use all reasonable best efforts to cause the Holder Registration Statement to be declared effective by the Commission as promptly as possible after the date of filing. The Holder Registration Statement shall be on Form F-3 (or its then equivalent), if available to Retalix, or absent such availability, on Form F-1 (or its then equivalent). The Holder Registration Statement shall contain (except if otherwise directed by the Holders) the "Plan of Distribution" section in substantially the form attached hereto as Exhibit A. Such Plan of Distribution may change as a result of comments received from the Securities and Exchange Commission.

Registration Rights Agreement -- Page 3

(b)           If at the time immediately prior to the filing of the Holder Registration Statement or at any time during the effectiveness of the Holder Registration Statement Retalix is in possession of material information that the Board of Directors of Retalix in good faith determines disclosure of which would be detrimental to the business and affairs of Retalix and that the registration statement would be materially misleading absent the inclusion of such information, then, upon notice from Retalix to each of the Holders who have Registrable Shares of the occurrence of an event described above, Retalix may at its option suspend the use of the Resale Prospectus by the Holders in connection with any sale of shares under the Holder Registration Statement, as the case may be, for a reasonable period until the time such event no longer exists. The Holders hereby agree to suspend the use of the Resale Prospectus upon receipt of such a notice from Retalix, subject to the terms and limitations set forth in this Section 2.1(b). Retalix's right to suspend use of the Resale Prospectus may be exercised by Retalix for an aggregate period of not more than 90 days in any twelve month period. Retalix shall promptly give notice to the Holders at the time the event resulting in suspension of the use of the Resale Prospectus no longer exists.

(c)            Retalix shall use commercially reasonable efforts to maintain the effectiveness of such registration statement with respect to holders of Registrable Shares until the date which is two years after the Effective Time or such earlier time as no shares are deemed to be Registrable Shares.

2.2 Indemnification of Holders. If Retalix registers any of the Registrable Shares under the Securities Act pursuant to this Agreement, Retalix shall indemnify and hold harmless each Holder and each underwriter of the Registrable Shares (including their officers, directors, affiliates and partners) so registered (including any broker or dealer through whom such shares may be sold) and each Person, if any, who controls a Holder or any such underwriter within the meaning of Section 15 of the Securities Act from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them become subject under the Securities Act, applicable state securities laws or under any other statute or at common law or otherwise, as incurred, and, except as hereinafter provided, shall reimburse each Holder, each such underwriter and each such controlling Person, if any, for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, as incurred, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement, in any preliminary or amended preliminary prospectus or in the final prospectus (or the registration statement or prospectus as from time to time amended or supplemented by Retalix) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, or any violation by Retalix of any rule or regulation promulgated under the Securities Act or any state securities law applicable to Retalix and relating to action or inaction required of Retalix in connection with such registration, unless (i) such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary or amended preliminary prospectus or final prospectus in reliance upon and in conformity with information furnished to Retalix in writing in connection therewith by any such Holder (in the case of indemnification of such Holder), any

Registration Rights Agreement -- Page 4

such underwriter (in the case of indemnification of such underwriter) or any such controlling Person (in the case of indemnification of such controlling Person) expressly for use therein; (ii) such untrue statement or alleged untrue statement or omission or alleged omission was corrected in a final or amended prospectus copies of which were delivered to such Holder or such underwriter on a timely basis, and such Holder or such underwriter failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the Registrable Shares to the Person asserting any such loss, claim, damage or liability in any case where such delivery is required by the Securities Act; or (iii) the sale of the Registrable Shares to the Person asserting any such loss, claim, damage or liability occurred after Retalix gave notice to the Holders of suspension of the use of the Resale Prospectus in accordance with Section 2.1(b) hereof.

2.3 Indemnification of Retalix. If Retalix registers any of the Registrable Shares under the Securities Act pursuant to this Agreement, each Holder shall indemnify and hold harmless Retalix, each of its directors, each of its officers who have signed or otherwise participated in the preparation of the registration statement, each underwriter of the Registrable Shares so registered (including any broker or dealer through whom such of the shares may be sold) and each Person, if any, who controls Retalix within the meaning of Section 15 of the Securities Act from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, applicable state securities laws or under any other statute or at common law or otherwise, and, except as hereinafter provided, shall reimburse Retalix and each such director, officer, underwriter or controlling Person for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement, in any preliminary or amended preliminary prospectus or in the final prospectus (or in the registration statement or prospectus as from time to time amended or supplemented) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, but only insofar as any such statement or omission (i) was made in reliance upon and in conformity with information furnished to Retalix in writing in connection therewith by such Holder expressly for use therein; (ii) such statement or omission was corrected in a final or amended prospectus copies of which were delivered to such Holder on a timely basis, and such Holder or such underwriter failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the Registrable Shares to the Person asserting any such loss, claim, damage or liability in any case where such delivery is required by the Securities Act; or (iii) the sale of the Registrable Shares to the Person asserting any such loss, claim, damage or liability occurred after Retalix gave notice to the Holders of suspension of the use of the Resale Prospectus in accordance with Section 2.1(b) hereof. Notwithstanding any of the foregoing to the contrary, in no event shall the liability of any Holder for indemnification under this Section 2.3 exceed the proceeds received by such Holder in the offering.

2.4 Indemnification Procedures. (a) Promptly after receipt by any Person entitled to indemnification under Sections 2.2 or 2.3 (an "Indemnified Party") of notice of the

Registration Rights Agreement -- Page 5

commencement of any action in respect of which indemnity may be sought against any Person under Sections 2.2 or 2.3 (an "Indemnifying Party"), such Indemnified Party shall notify all Indemnifying Parties in writing of the commencement thereof (provided, however, that failure to so notify an Indemnifying Party shall not relieve any Indemnifying Party from any liability it may have hereunder except to the extent that the Indemnifying Party who did not receive such notice shall have been materially prejudiced by such failure) and, subject to the provisions hereinafter stated, the Indemnifying Party shall be entitled to assume the defense of such action (including the employment of counsel, who shall be counsel reasonably satisfactory to such Indemnified Party), and the payment of expenses insofar as such action shall relate to any alleged liability in respect of which indemnity may be sought against the Indemnifying Party.

(b)          The Indemnified Party shall have the right to employ separate counsel and assume its own legal defense in any such action and to participate in the defense thereof, but the fees and expenses of such counsel subsequent to any assumption of the defense by the Indemnifying Party shall not be at the expense of the Indemnifying Party unless the employment of such counsel has been specifically authorized in writing by the Indemnifying Party. If the Indemnified Party reasonably determines that there may be a conflict between the positions of the Indemnifying Parties and the Indemnified Party conducting the defense of such action or that there may be legal defenses available to the Indemnified Party different from or in addition to those available to the Indemnifying Parties, then counsel for the Indemnified Party shall be entitled to conduct the defense to the extent reasonably determined by such counsel to be necessary to protect the interests of the Indemnified Party, and the Indemnifying Parties shall bear the legal or other expenses incurred in connection with the conduct of such defense. The Indemnifying Party shall not be liable to indemnify any Indemnified Party for any settlement of any such action effected without the Indemnifying Party's written consent.

2.5 Contribution. In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which any Indemnified Party exercising rights under this Agreement, or any controlling Person of any such Indemnified Party, makes a claim for indemnification pursuant to Section 2.2 or 2.3 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Agreement provides for indemnification in such case, then the Indemnifying Party and such Indemnified Party will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. Notwithstanding the foregoing, in no event shall the liability of any Holder for contribution under this Section 2.5 exceed the proceeds received by such Holder in the offering. The relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party on the one hand or by the Indemnified Party on the other, and each party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any

Registration Rights Agreement -- Page 6

such case, no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

2.6 Exchange Act Registration. So long as Holders own Registrable Shares, Retalix will use its best efforts to file the reports required to be filed by it (if so required) under the Exchange Act in a timely manner and, if at any time Retalix is not required to file such reports, it will, upon the request of any Holder, use its reasonable best efforts to make publicly available other information so long as necessary to permit sales pursuant to Rule 144 under the Securities Act. Retalix further covenants that it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act pursuant to the exemptions provided by Rule 144 under the Securities Act. Upon the request of any Holder, Retalix will deliver to such Holder a written statement as to whether it has complied with such information requirements.

2.7 Further Obligations of Retalix. Whenever Retalix is required under this Agreement to register Registrable Shares, subject to the exceptions set forth in Sections 2.1 and 2.1, it shall also do the following:

(i)             file with the Commission a registration statement with respect to such Registrable Shares and use commercially reasonable efforts to cause that registration statement to become effective as soon as possible;

(ii)           as expeditiously as possible prepare and file with the Commission any amendments and supplements to the registration statement and the prospectus included in the registration statement as may be necessary to comply with the provisions of the Securities Act (including the anti-fraud provisions thereof);

(iii)          as expeditiously as possible furnish to each Holder whose Registrable Shares are included in such registration statement such reasonable numbers of copies of the Prospectus, including any preliminary Prospectus and any amendment or supplement thereto, in conformity with the requirements of the Securities Act, and such other documents as such Holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares owned by such Holder;

(iv)          as expeditiously as possible use commercially reasonable efforts to register or qualify the Registrable Shares covered by the registration statement under the securities or Blue Sky laws of such states as the Holders shall reasonably request, and do any and all other acts and things that may be necessary or desirable to enable the Holders to consummate the public sale or other disposition in such states of the Registrable Shares owned by the selling Holder; provided, however, that Retalix shall not be required in connection with this paragraph (iv) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction;

(v)           as expeditiously as possible, cause all such Registrable Shares to be listed on each securities exchange or automated quotation system on which similar securities issued by Retalix are then listed;

Registration Rights Agreement -- Page 7

(vi)          promptly provide a transfer agent and registrar for all such Registrable Shares not later than the effective date of such registration statement;

(vii)        promptly make available for inspection by the Holders, any managing underwriter participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the Holders including Registrable Shares in such registration statement, all customary due diligence information of Retalix and cause Retalix's officers, directors, employees and independent accountants to supply all such information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(viii)       as expeditiously as possible, notify each Holder whose Registrable Shares are included in the registration statement, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any Prospectus forming a part of such registration statement has been filed; and

(ix)          as expeditiously as possible following the effectiveness of such registration statement, notify each seller of such Registrable Shares of any request by the Commission for the amending or supplementing of such registration statement or prospectus.

2.8 Further Obligations of Holders. In connection with any registration pursuant to this Agreement in which Registrable Shares held by a Holder are to be registered, such Holder shall furnish to Retalix in writing such information with respect to such Holder and the distribution proposed by such Holder as Retalix reasonably requests for use in connection with any such registration statement or prospectus or otherwise as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

2.9 Allocation of Expenses. In any registration pursuant to Section 2.1, Retalix shall pay all of the Registration Expenses of such registration. In no event shall Retalix have any obligation to pay or otherwise bear any other expenses or any portion of the underwriters' commissions or discounts and selling concessions or stock transfer Taxes attributable to the Registrable Shares being offered and sold by any of the Holders.

2.10 Sale or Transfer of Shares. The Registrable Shares shall not be sold or Transferred unless either (i) they shall have been sold pursuant to an effective registration statement under the Securities Act or (ii) Retalix shall have been furnished with an opinion of legal counsel, reasonably satisfactory to Retalix, to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act.

2.11 Nontransferability of Rights. The registration rights granted in this Agreement shall not be assignable by any of the Holders without the consent of Retalix, except for transfers to direct or indirect members or limited partners of a Holder or transfers by gift without the receipt of consideration thereof. Any person to whom registration rights may be transferred hereunder shall be deemed a "Holder" and a holder of "Registrable Shares" for purposes of this Agreement only to the extent that the transferee provides written notice of such assignment to Retalix and agrees in writing to be bound hereby.

Registration Rights Agreement -- Page 8

ARTICLE III

MISCELLANEOUS

3.1 Governing Law. This Agreement, and all disputes arising hereunder, shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

3.2 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

3.3 Termination. Retalix's obligations under Sections 2.1, and a person's right to sell under the Holder Registration Statement shall expire with respect to a person when such person ceases to hold Registrable Shares. Retalix may make any and all appropriate filings with the Commission to deregister any shares covered by the Holder Registration Statement once Retalix's obligations under Section 2.1 have terminated.

3.4. Amendment; Waiver. This Agreement may be amended or any provision waived, only if such amendment or waiver is in writing and signed by Retalix and the Holders then holding a majority of the Registrable Shares.

Registration Rights Agreement -- Page 9

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties on the date first above written.

RETALIX LTD.
By: /S/ Barry Shaked
Name: Barry Shaked
Title: President and Chief Executive Officer

HOLDERS:
ENVIRONMENTAL & INFORMATION TECHNOLOGY PRIVATE EQUITY FUND III, a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany
By: Infrastructure and Environmental Private Equity Management, L.L.C., Its General Partner By: First Analysis IEPEF Management Company, III, L.L.C., A Member By: Mark Koulogeorge, A Member
By: /S/ Mark Koulogeorge Name: Title:
Address: The Sears Tower Suite 9500 233 South Wacker Drive Chicago, Illinois 60606 Attn: _________________ Facsimile No.: (312) 258-0334
INFRASTRUCTURE AND ENVIRONMENTAL PRIVATE EQUITY FUND III, L.P.
By: Infrastructure and Environmental Private Equity Management, L.L.C., Its General Partner By: First Analysis IEPEF Management Company, III, L.L.C., A Member

Registration Rights Agreement -- Page 10

By: Mark Koulogeorge, A Member
By: /S/ Mark Koulogeorge Name: Title:
Address: The Sears Tower Suite 9500 233 South Wacker Drive Chicago, Illinois 60606 Attn: Facsimile No.: (312) 258-0334

Registration Rights Agreement -- Page 11

ARGENTUM CAPITAL PARTNERS, L.P.
By: B.R. Associates, Inc, its General Partner
By:/S/ Daniel Raynor Name: Daniel Raynor Title: Chairman
Address: 60 Madison Avenue Suite 701 New York, New York 10010 Attn: Daniel Raynor Facsimile No.: (212) 949-8294
ARGENTUM CAPITAL PARTNERS II, L.P.
By: Argentum Partners II, L.L.C., its General Partner
By: Argentum Investments, L.L.C., its Managing Member
By: /S/ Daniel Raynor Daniel Raynor, Managing Member
Address: 60 Madison Avenue Suite 701 New York, New York 10010 Attn: Daniel Raynor Facsimile No.: (212) 949-8294

Registration Rights Agreement -- Page 12

TCI ACPII LIMITED PARTNERS, L.P.
By: Argentum Investments, L.L.C., its Managing Member
By: /S/ Daniel Raynor Daniel Raynor, Managing Member
Address: 60 Madison Avenue Suite 701 New York, New York 10010 Attn: Daniel Raynor Facsimile No.: (212) 949-8294
GUARANTEE & TRUST CO., TTEE DANIEL RAYNOR GTC IRA
By: /S/ Daniel Raynor Name: Daniel Raynor, Title: _______________
Address: 60 Madison Avenue Suite 701 New York, New York 10010 Attn: Daniel Raynor Facsimile No.: (212) 949-8294
/S/ Mark Koulogeorge MARK KOULOGEORGE
Address: ____________________ ____________________ ____________________ Facsimile No.: (___) ________

Registration Rights Agreement -- Page 13

INNOCAL II, L.P.
By: InnoCal Management II, L.P. Its: General Partner
By: /S/ James E. Houlihan Name: James E. Houlihan III Its: Managing Director
Address: 600 Anton Blvd., Suite 1270 Costa Mesa, CA 92626 Facsimile No.: (208) 726-1191

Registration Rights Agreement -- Page 14

PRODUCTIVITY FUND IV, L.P.
By: First Analysis Management Company IV L.L.C., its General Partner
By: First Analysis Venture Operations and Research, L.L.C., Managing Member

By: /S/ Mark Koulogeorge Name: Mark Koulogeorge Title: Member
Address: The Sears Tower Suite 9500 233 South Wacker Drive Chicago, Illinois 60606 Attn: Facsimile No.: (312) 258-0334
PRODUCTIVITY FUND IV ADVISORS FUND, L.P.
By: First Analysis Management Company IV, L.L.C. Its: General Partner
By: First Analysis Venture Operations & Research, L.L.C. Its: Management Member
By: /S/ Mark Koulogeorge Name: Mark Koulogeorge Title: Member
Address: The Sears Tower Suite 9500 233 South Wacker Drive Chicago, Illinois 60606 Attn: Facsimile No.: (312) 258-0334

Registration Rights Agreement -- Page 15

BLUE CHIP CAPITAL FUND IV LIMITED PARTNERSHIP
By: Blue Chip Venture Company, Ltd.
By: /S/ Todd Gardner Todd G. Gardner, Director
Address: c/o Blue Chip Venture Company, Ltd. 1100 Chiquita Center 250 East Fifth Street Cincinnati, Ohio 45202 Facsimile No.: 513-723-2615
TCI ACPII LIMITED PARTNERS, L.P.
By: Argentum Investments, L.L.C., its Managing Member
By: /S/ Daniel Raynor Daniel Raynor, Managing Member
Address: 60 Madison Avenue Suite 701 New York, New York 10010 Attn: Daniel Raynor Facsimile No.: (212) 949-8294

Schedule A

Registration Rights Agreement -- Page 17

EXHIBIT A

PLAN OF DISTRIBUTION

        The selling securityholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling securityholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling securityholders), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling securityholders may sell the securities by one or more of the following methods, without limitation:

        (a)               block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        (b)               purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

        (c)               an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

        (d)               ordinary brokerage transactions and transactions in which the broker solicits purchases;

        (e)               privately negotiated transactions;(f)short sales;

        (g)               through the writing of options on the securities, whether or not the options are listed on an options exchange;

        (h)               through the distribution of the securities by any selling securityholder to its partners, members or stockholders;

        (i)                one or more underwritten offerings on a firm commitment or best efforts basis;

        (j)                any combination of any of these methods of sale; and

        (k)                any other method permitted pursuant to applicable law.

        The selling securityholders may also transfer the securities by gift. We do not know of any arrangements by the selling securityholders for the sale of any of the securities.

Registration Rights Agreement -- Page 18

        The selling securityholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling securityholder. Broker-dealers may agree with a selling securityholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling securityholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

        From time to time, one or more of the selling securityholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders. As and when a selling securityholder takes such actions, the number of securities offered under this prospectus on behalf of such selling securityholder will decrease. The plan of distribution for that selling securityholder's securities will otherwise remain unchanged. In addition, a selling securityholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

        To the extent required under the Securities Act of 1933, the aggregate amount of selling securityholders' securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling securityholder and/or purchasers of selling securityholders' securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling securityholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

        A selling securityholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling securityholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling securityholder may enter into option or other transactions with broker-dealers that involve the delivery of the

Registration Rights Agreement -- Page 19

securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling securityholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

        The selling securityholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

        We have agreed to indemnify in certain circumstances the selling securityholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933. The selling securityholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

        The securities offered hereby were originally issued to the selling securityholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We agreed to register the securities under the Securities Act of 1933, and to keep the registration statement of which this prospectus is a part effective until the date on which the selling securityholders have sold all of the securities under Rule 144 or are otherwise eligible for sale under Rule 144 without regard to the volume limitations provided by such Rule. We have agreed to pay all registration expenses in connection with this offering.

        We will not receive any proceeds from sales of any securities by the selling securityholders.

        We cannot assure you that the selling securityholders will sell all or any portion of the securities offered hereby.

Exhibit (d)(4)

Escrow Agreement

[EXECUTION COPY]

ESCROW AGREEMENT

This Agreement (this "Agreement") is made and entered into as of April 1, 2005 (the "Effective Time") by and among RETALIX LTD., an Israeli corporation ("Parent"); RETALIX HOLDINGS, INC., a Delaware corporation, and a wholly-owned subsidiary of Parent ("Buyer"); the persons listed on Exhibit 1.1 hereto (each a "Seller" and collectively, the "Sellers"); and U.S. BANK NATIONAL ASSOCIATION, solely in its capacity as escrow agent of the Escrow Fund (as defined below) (in such capacity, the "Escrow Agent"). Parent, Buyer and Sellers' Committee are each referred to herein as an "Interested Party" and are collectively referred to herein as the "Interested Parties."

A.        Parent, Buyer, TCI Solutions, Inc. ("TCI"), and Sellers have entered into a Stock Purchase Agreement dated as of April 1, 2005 (as the same may be amended, the "Stock Purchase Agreement" capitalized terms used herein without definition shall have the meaning assigned thereto in the Stock Purchase Agreement) setting forth certain terms and conditions pursuant to which Buyer shall acquire shares of capital stock of TCI Solutions, Inc., a Delaware corporation, from Sellers.

B.        Pursuant to Section 2.2 of the Stock Purchase Agreement, a portion of the Purchase Price is to be held in escrow by the Escrow Agent to secure certain indemnification obligations of Sellers to Buyer and Parent under Article 11 of the Stock Purchase Agreement in accordance with the terms and conditions set forth therein and herein.

NOW THEREFORE, in consideration of the foregoing and for the mutual covenants and agreements contained herein, and for other good and valuable consideration, the parties hereto agree as follows:

1.	ESTABLISHMENT OF ESCROW FUND

1.1	Deposit of Cash and Shares.

(a) Parent agrees that within 10 days after the Closing Date it shall deliver in escrow to the Escrow Agent on Buyer's behalf 95,093 shares of Parent's Common Stock valued at $2,282,232 based on the Average Closing Price, which shares shall be evidenced by certificates registered in the name of the Sellers in accordance with their allocation percentages (the "Allocation Percentages") set forth on Exhibit 1.1 hereto (such shares, together with any additional shares issued to the registered holders thereof in accordance with this Agreement, the "Escrow Shares").

(b) Parent agrees that on the Closing Date it shall deliver in escrow to the Escrow Agent on Buyer's behalf by wire transfer to the account of the Escrow Agent $1,717,750 in immediately available funds (such funds, the "Escrow Cash", and together with the Escrow Shares, the "Escrow Funds").

(c) Escrow Agent agrees to accept delivery of the Escrow Funds and to hold such Escrow Funds in escrow, and to release the Escrow Funds from escrow, in accordance with the terms and provisions of this Agreement.

(d) Each Seller agrees that on the Closing Date such Seller shall deliver in escrow to the Escrow Agent two stock powers executed in blank bearing signature guarantees. The Escrow Agent shall at any time be entitled to request in writing from any Seller additional stock powers executed in blank bearing signature guarantees. If the Escrow Agent is not in timely receipt of the aforementioned stock powers to be delivered on the Closing Date, or any stock powers requested by the Escrow Agent thereafter, then Sellers shall indemnify and hold the Escrow Agent harmless as to any liability incurred by it by reason of its not having received the necessary stock powers in order to carry out its duties and obligations under this Agreement, and to reimburse the Escrow Agent for all of its cost or expenses, including, among other things, counsel fees and expenses reasonably incurred by reason of its duties hereunder.

1.2	Dividends, Distributions and Rights of Ownership of Escrow Shares.

(a) So long as the Escrow Shares are held in escrow, any and all shares of Parent's capital stock resulting from any share dividend, reclassification, stock split, subdivision or combination of shares, recapitalization, merger or other events made with respect to the Escrow Shares shall be delivered to the Escrow Agent, registered in the name of the person or entity to whom those shares would have been registered had they been issued on the date of this Agreement and such shares shall constitute Escrow Shares.

(b) So long as the Escrow Shares are held in escrow, each registered holder thereof shall have the right to vote its respective Escrow Shares and be able to exercise all other incidents of ownership of such Escrow Shares, not inconsistent with the terms and conditions of this Agreement, and any and all cash dividends, dividends payable in property or other distributions of any kind (except for the shares contemplated in Section 1.2(a)) made in respect of such Escrow Shares shall be distributed on the distribution date pertaining thereto by Parent to the Escrow Agent, and such cash or other property shall be deemed to constitute Escrow Cash.

1.3 No Encumbrance. None of the Escrow Funds or any beneficial interest therein may be pledged, sold, assigned or transferred, including by operation of law, or may be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any party hereto prior to the release thereof from escrow in accordance with Section 3.

1.4 Power to Transfer Escrow Cash and Escrow Shares. The Escrow Agent is hereby granted the power to effect any transfer of the Escrow Cash or Escrow Shares in accordance with the terms and provisions of this Agreement.

1.5 Investment of Escrow Cash. The Escrow Agent shall maintain the Escrow Cash in one or more interest-bearing accounts. During the term of this Agreement, the Escrow Cash shall be invested and reinvested by the Escrow Agent, in one or more of the investments set forth on Exhibit 1.5 to the extent permitted by law and as directed in writing by the Sellers' Committee. The Escrow Agent shall have the right to liquidate any such investments in order to provide funds necessary to make required payments under this Agreement. Neither the Escrow Agent, Parent nor Buyer shall have any liability for any loss sustained as a result of any investment made pursuant to the written direction of the Sellers' Committee or as a result of any liquidation of any such investment prior to its maturity, or for the failure of the Sellers' Committee to give the Escrow Agent written directions to invest or reinvest the Escrow Cash. All interest and other income earned by the investment, reinvestment and/or deposit of the Escrow Cash in accordance with this Section 1.5 shall be deemed to be part of the Escrow Cash.

1.6 Accounting. The Escrow Agent shall supply a written account to the Interested Parties on or before the last business day of each month prior to the termination of this Agreement in which there is cash in the Escrow Funds, listing all transactions and interest accrued with respect to such Escrow Funds during the immediately preceding month, provided, however, unless specifically requested by one or more Interested Parties, such monthly written account need not be supplied if no transactions were conducted, and no interest accrued on the Escrow Funds, during such immediately preceding month.

1.7 Taxation. The Escrow Agent shall act as agent to the Sellers and will make all appropriate tax filings and withhold all required amounts from distributions thereto. All amounts earned in the Escrow Fund shall be taxed in the hands of the applicable Sellers. Each Seller hereby agrees to provide the Escrow Agent with its certified tax identification number by signing and returning a Form W-9 (or a Form W-8 BEN, in case of non-U.S. persons) to the Escrow Agent upon execution and delivery of this Agreement. Each Seller understands that, in the event its tax identification number is not certified to the Escrow Agent, the Internal Revenue Code, as amended from time to time, may require withholding of a portion of any interest or other income earned on the investment of the Escrow Cash. Each Seller agrees (i) to assume any and all obligations now or hereafter imposed upon it by any applicable tax law with respect to any payment from or distribution of the Escrow Fund or performance of other activities under this Agreement, and to instruct the Escrow Agent in writing with respect to the Escrow Agent's responsibility for withholding and other taxes, assessments or other governmental charges applicable to it, (ii) to instruct the Escrow Agent with respect to any certifications and governmental reporting that may be required under any laws or regulations that may be applicable to it as a result of this Agreement, and (iii)  to indemnify and hold the Escrow Agent harmless from any liability or obligation on account of taxes, assessments, additions for late payment, interest, penalties, expenses and other governmental charges that may be assessed or asserted against the Escrow Agent, on its account, on account of or relating to the Escrow Fund, the management established hereby, any payment from or distribution of the Escrow Fund pursuant to the terms hereof or other activities performed hereunder, including without limitation any liability for the withholding or deduction of (or the failure to withhold or deduct) the same, and any liability for failure to obtain proper certifications or to report properly to governmental authorities in connection with this Agreement, including costs and expenses (including reasonable legal fees and expenses), interest and penalties. The foregoing indemnification and agreement to hold harmless shall survive the termination of this Agreement.

2. RESOLUTION OF CLAIMS

2.1 Indemnification Obligations.

(a)               Sellers acknowledge and agree that, subject to the terms and provisions of this Agreement, the Escrow Funds shall serve as the sole source of payment for any indemnity obligations arising under Section 11.2(a) (other than subsection (ii) thereto) of the Stock Purchase Agreement. Notwithstanding the foregoing, the aggregate amount of indemnity obligations arising pursuant to Sections 11.2(a)(i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) of the Stock Purchase Agreement for which Escrow Funds shall serve as a source of payment shall not exceed $3,435,500. Escrow Funds in excess of such amount shall be used solely to satisfy any indemnification obligations arising under Section 11.2(a)(v) of the Stock Purchase Agreement.

(b)               Payment for any amount determined to be owing to Parent or Buyer under such indemnity obligations ("Damages") and, without duplication, any award of attorneys' fees and charges owing to Parent or Buyer pursuant to Section 2.3(c)(iii) of this Agreement (a "Prevailing Party Award") may, subject to the terms and provisions of Sections 2.1, 2.2 and 2.3, be made by the release from escrow and delivery to Parent (each such payment, an "Escrow Adjustment"), of Escrow Funds equal to the sum of Damages plus any Prevailing Party Award, which amount shall, in the case of obligations arising pursuant to Sections 11.2(a)(i), (ii), (iii), (iv), (vi), (vii) and (viii) of the Stock Purchase Agreement, be comprised of equal amounts of Escrow Cash and Escrow Shares (valued at the closing price of Parent common stock on the day prior to release), and in the case of obligations arising pursuant to Section 11.2(a)(v) of the Stock Purchase Agreement, be comprised solely of Escrow Cash until all Escrow Cash is exhausted and then from Escrow Shares.

2.2 Notice of Claims.

(a) Parent or Buyer, as the case may be (such notifying party, the "Claimant"), shall give the Sellers' Committee written notice of any claim, damage, or legal action or proceeding giving rise to indemnification rights under the Stock Purchase Agreement (a "Claim") and the amount thereof and shall provide a copy of such notice to the Escrow Agent. Each notice of a Claim for which Claimant seeks an Escrow Adjustment hereunder (a "Notice of Claim") shall be delivered on or before the Second Release Date (as defined in Section 3.1(a)) unless such Claim is pursuant to Section 11.2(a)(v) of the Stock Purchase Agreement, in which case such Claim shall be delivered on or before the Initial Release Date. Each Claim shall be deemed to be a Contested Claim unless it becomes an Uncontested Claim pursuant to Section 2.3.

(b) Notwithstanding any provision of this Agreement to the contrary, Parent shall at any time after the date hereof be entitled to make a Claim in the amount of $100,000 to cover transaction expenses indemnified pursuant to Section 11.2(a)(vi) of the Stock Purchase Agreement, which Claim shall be deemed to be an Uncontested Claim and shall be payable pursuant to Section 3.2(a) (but payable solely in Escrow Cash) upon receipt by the Escrow Agent of a Demand identifying such Claim as the Claim made pursuant to this Section 2.2(b).

2.3 Resolution of Claims. Each Notice of Claim shall be resolved as follows:

(a) Uncontested Claims. In the event that the Sellers' Committee does not contest a Notice of Claim (an "Uncontested Claim") in writing within fifteen (15) days after such Notice of Claim was given thereto, the Claimant may deliver to the Escrow Agent, with a copy to the Sellers' Committee, a written demand (a "Demand") stating that such Notice of Claim has been given in accordance with this Agreement and that no notice of contest has been received from the Sellers' Committee during the period specified herein and further setting forth the amount of the proposed Escrow Adjustment (which shall not exceed the amount of the Claim set forth in the Notice of Claim) to be made in accordance with this Section 2.3(a). Any such Escrow Adjustment shall be distributed to Parent. If the Sellers' Committee does not contest the Claim within the fifteen (15) day period set forth above its right to object to such Claim shall expire.

(b) Contested Claims. If the Sellers' Committee gives written notice to the Claimant and the Escrow Agent contesting all or a portion of any Notice of Claim (a "Contested Claim") within fifteen (15) days following the date upon which said Notice of Claim was given to the Sellers' Committee, then (i) if the applicable Claim arose as the result of one or more third party claims against Claimant in a litigation or arbitration, then such Claim (and any resulting Escrow Adjustment) shall await the final decision, award or settlement of such litigation or arbitration, and (ii) if the applicable Claim arose directly between Parent or Buyer on the one hand and Sellers on the other hand, including any disputes regarding performance or nonperformance of a party's obligations under this Agreement ("Arbitrable Claims"), then such Claim (and any resulting Escrow Adjustment) shall be settled in accordance with Section 2.3(c), provided, any portion of such Claim that is not contested or is subsequently settled by Claimant and Sellers' Committee shall be deemed to constitute an Uncontested Claim.

(c) Arbitration.

(i)                Arbitration Rules. Any Arbitrable Claim, and any dispute between any of the Interest Parties under this Agreement, shall be submitted to final and binding arbitration as provided in Section 11.8 of the Stock Purchase Agreement. In the event that the Escrow Agent institutes an action for interpleader in accordance with Section 4.5 as a result of a dispute between the parties, the parties hereby agree to jointly seek to stay such interpleader action pending the resolution of any arbitration commenced by the parties or any dispute pursuant to Section 2.3(b).

(ii)              Binding Effect. The final decision of the arbitrator shall be furnished in writing to the Escrow Agent, and the Interested Parties and will constitute a conclusive determination of the issue in question, binding upon the Interested Parties. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve an Arbitrable Claim. If the award or decision of the arbitrator concludes that Escrow Cash and Escrow Shares are to be released to any Claimant either in satisfaction of Damages or as Prevailing Party Awards, the arbitrator shall specify the amount of Escrow Cash and number of Escrow Shares to be so released to such Claimant either in the arbitrator's final award or decision or a supplementary report or finding. Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof.

(iii)              Compensation of Arbitrator. The arbitrators will be compensated for their services as provided in Section 11.8 of the Stock Purchase Agreement and any expense allocated by such arbitrators against the Sellers shall be deemed to constitute an Uncontested Claim, and if a Demand is issued with respect thereto, shall be satisfied by an Escrow Adjustment in accordance with Section 3.2(b).

(iv)              Terms of Arbitration. No arbitrator chosen in accordance with the terms of this Agreement and the Stock Purchase Agreement shall have the power to alter, amend or otherwise affect the terms and provisions hereof or thereof or any other documents executed in connection herewith or therewith.

(v)             Exclusive Remedy. Arbitration or mediation under this Section 2.3(c) shall be the sole and exclusive remedy of the parties for any Arbitrable Claim arising out of this Agreement.

2.4 Sellers' Committee. Each Seller agrees that all matters pertaining to the Escrow Shares and Escrow Cash shall be handled on their behalf exclusively by Sellers' Committee, and the Escrow Agent shall, with respect to all matters pertaining thereto, act solely upon the instruction of the Sellers' Committee and without further inquiry to any of the Sellers.

3. RELEASES FROM ESCROW

3.1	Release of Escrow Funds to Sellers.

(a) Not more than ten days after the last date in which a stockholder of TCI may request appraisal rights in connection with merger contemplated by the Merger Agreement (the "Initial Release Date") the Interested Parties shall jointly prepare, execute and deliver written notice to the Escrow Agent (such notice, the "Initial Release Notice") of the amount (the "Initial Release Amount") of Escrow Funds to be released from escrow. In connection with such release event, the Interested Parties shall make a good faith effort to agree upon the amount of Escrow Funds which should be reserved for potential indemnification Claims arising pursuant to Section 11.2(a)(v) of the Stock Purchase Agreement. The "Initial Release Amount" shall be an amount equal to (i) $564,500, less the amount underlying all Claims made or potential Claims that could be made pursuant to Section 11.2(a)(v) (as agreed to by the Interested Parties) of the Stock Purchase Agreement; provided, however, such Initial Release Amount shall be reduced to the extent necessary to maintain in escrow immediately following such release, not less than 71,573 shares of Escrow Shares (adjusted for stock splits, stock dividends, recapitalizations and similar events) and the remaining Escrow Cash. Upon receipt of such an Initial Release Notice, the Escrow Agent shall on the next business day thereafter and subject to the limitations set forth herein, release from escrow and deliver (by first class mail, registered mail or overnight courier service) to Sellers in accordance with the Allocation Percentage, remaining Escrow Shares equal in value to the Initial Release Amount (valued at the closing price of Parent common stock on the day prior to preparation of the Initial Release Notice). Escrow Funds shall be released by the Escrow Agent on the Initial Release Date only if it has received an Initial Release Notice signed by the Interested Parties. Under no circumstances shall Escrow Cash be released to Sellers on the Initial Release Date.

(b) Not more than ten days after the first anniversary of the Closing Date (the "Second Release Date") the Interested Parties shall jointly prepare, execute and deliver written notice to the Escrow Agent (such notice, the "Second Release Notice") of the amount (the "Second Release Amount") of Escrow Funds to be released from escrow (including the calculations upon which such amount is based), which amount shall be an amount equal to the remaining Escrow Funds, less the sum of (i) the aggregate underlying amount of all pending Contested Claims and Uncontested Claims and, without duplication, (ii) the unpaid amount deliverable to Parent in satisfaction of Uncontested Claims or Contested Claims which have been settled by the Interested Parties on or before the date the Release Notice is prepared. Provided it has received such a Second Release Notice, the Escrow Agent shall, on the next business day thereafter, release from escrow and deliver (by first class mail, registered mail or overnight courier service) to the Sellers in accordance with their Allocation Percentages, Escrow Funds equal to the Second Release Amount which amount shall be comprised to the extent possible of equal proportions of Escrow Cash and Escrow Shares (valued at the closing price of Parent common stock on the day prior to preparation of the Second Release Notice). No Escrow Funds shall be released by the Escrow Agent to any Seller on the Second Release Date if it has not received a Second Release Notice.

(c) The Sellers agree that the fees and expenses of legal counsel retained by the Sellers' Committee on behalf of Sellers may be paid, at the Sellers' Committee election, by the Escrow Agent on behalf of the Sellers by deducting an amount equal to such fees and expenses from the Escrow Cash otherwise distributable to the Sellers hereunder on the Initial Release Date or Second Release Date, as the case may be.

(d) The inability of the Interested Parties to agree on and jointly prepare, execute and deliver the Initial Release Notice and/or the Second Release Notice shall also be an Arbitrable Claim that is subject to resolution pursuant to Section 2.3(c) of this Agreement.

3.2 Release of Escrow Cash and Escrow Shares to Parent.

(a) Upon receipt of any Demand for any Claim for which the Escrow Agent has not received written notice of a contest from the Sellers' Committee in accordance with Section 2.3(b), the Escrow Agent shall release from escrow and deliver to Parent within three business days after the expiration of the period in which such Demand could be contested, Escrow Funds equal to the amount of the Escrow Adjustment.

(b) Upon the receipt by Escrow Agent of (i) a settlement agreement executed by the applicable Claimant and Sellers' Committee setting forth a resolution of any Contested Claim and the corresponding Escrow Adjustment or (ii) a written notice from the applicable Claimant (a "Claimant Distribution Notice") attaching a copy of the final award or decision by an arbitrator of a Contested Claim submitted thereto in accordance with Section 2.3(c) and setting forth the Escrow Adjustment (Claimant shall at the same time provide a copy of the Claimant Distribution Notice to Sellers), the Escrow Agent shall, on the next business day following receipt of such settlement agreement or Claimant Distribution Notice, as applicable, release to Parent the Escrow Funds specified in the Escrow Adjustment, which amount shall be comprised to the extent possible of equal amounts of Escrow Cash and Escrow Shares (valued at the closing price of Parent common stock on the day prior to release) and, if the Second Release Date has occurred, and there are no remaining Contested Claims, release the remaining Escrow Funds (less the amount underlying any Uncontested Claims remaining unpaid) from escrow and deliver (by first class mail, registered mail or overnight courier service) the same to the Sellers in accordance with their Allocation Percentages.

(c) Notwithstanding any provision of this Agreement to the contrary, in determining Damages, Claimant shall take into account the provisions of Section 11.3 of the Stock Purchase Agreement.

3.3 Fractional Escrow Shares; Allocations. Notwithstanding any provision of this Agreement to the contrary, in lieu of releasing any fractional Escrow Shares, any fraction of a released Escrow Share that would otherwise be released shall be rounded down to the nearest whole Escrow Share. In the event any release of Escrow Funds is to be comprised of equal amounts of Escrow Cash and Escrow Shares pursuant to the terms of this Agreement and there is insufficient Escrow Cash or Escrow Shares to make such an equal allocation, then Escrow Cash or Escrow Shares, as the case may be, shall be released in lieu thereof to satisfy such deficiency.

4. ESCROW AGENT

4.1 Duties. The duties and responsibilities of the Escrow Agent hereunder shall be entirely administrative and not discretionary and shall be determined solely by the express provisions of this Agreement and no duties shall be implied. The Escrow Agent shall be obligated to act only in accordance with written instructions received by it as provided in this Agreement and is authorized hereby to comply with any orders, judgments, or decrees of any court with or without jurisdiction and shall not be liable as a result of its compliance with the same.

4.2 Legal Opinions. As to any questions arising in connection with the administration of this Agreement, the Escrow Agent may rely absolutely upon the instruction of Parent and Sellers' Committee or the opinions given to the Escrow Agent by its outside or inside counsel and shall be free of liability for acting or refraining from acting in reliance on such opinions.

4.3 Receipts and Releases. The Escrow Agent may, as a condition to the disbursement of monies or disposition of securities as provided herein, require from the payee or recipient a receipt therefor and, upon final payment or disposition, a release of the Escrow Agent from any liability arising out of its execution or performance of this Agreement, such release to be in a form reasonably satisfactory to the Escrow Agent.

4.4 Refrain from Action. The Escrow Agent shall be entitled to refrain from taking any action contemplated by this Agreement in the event it becomes aware of any dispute among any Interested Parties as to any material facts or as to the happening of any event precedent to such action.

4.5 Interpleader. If any controversy among the Interested Parties or among any Interested Party and any third-party arises with respect to this Agreement, the Escrow Agent shall not be required to determine the same or to take any action with respect thereto, but in its discretion may institute such interpleader or other proceedings in connection therewith as the Escrow Agent may deem proper, and shall not be liable for the taking or the failure to take either such course of action.

4.6 Other Provisions. The Escrow Agent may rely and shall be protected in acting or refraining from acting upon any written notice, instruction, request or other document furnished to it hereunder and believed by it, in good faith, to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall have no duty to inquire into or investigate the validity, accuracy or content of any such notice, instruction, request or other document or the genuineness and authorization of any signature or purported signature of any Interested Party thereon. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith unless a court of competent jurisdiction determines that the Escrow Agent's willful misconduct was the primary cause of a loss to an Interested Party. In the administration of this Agreement, the Escrow Agent may execute any of its powers and perform its duties hereunder directly or through agents or attorneys and may, consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such counsel, accountants or other skilled persons. The Escrow Agent shall not be obligated to take any legal or other action hereunder which might in its reasonable judgment involve or cause it to incur any expense or liability unless it shall have been furnished with acceptable indemnification. Notwithstanding any term appearing in this Agreement to the contrary, in no instance shall the Escrow Agent be required or obligated to distribute any of the Escrow Fund (or take any other actions that may be called for hereunder to be taken by the Escrow Agent) sooner than two (2) Business Days after (i) it has received the applicable documents required under this Agreement in good form, or (ii) passage of the applicable time period (or both, as applicable under the terms of this Agreement), as the case may be.

5. INDEMNIFICATION

5.1 Waiver and Indemnification. The Interested Parties agree to and hereby do waive any suit, claim, demand or cause of action of any kind which they may have or may assert against the Escrow Agent arising out of or relating to the execution or performance by the Escrow Agent of this Agreement, unless such suit, claim, demand or cause of action is based upon the willful neglect or gross negligence or bad faith of the Escrow Agent. The Interested Parties further agree, jointly and severally, to indemnify and hold Escrow Agent and its directors, officers, agents and employees (collectively, the "Indemnitees") harmless from and against any and all claims, liabilities, losses, damages, fines, penalties, and expenses, including out-of-pocket, incidental expenses, legal fees and expenses, and the allocated costs and expenses of in-house counsel and legal staff ("Losses") that may be imposed on, incurred by, or asserted against, the Indemnitees or any of them for following any instructions or other directions upon which the Escrow Agent is authorized to rely pursuant to the terms of this Agreement. In addition, to and not in limitation of the immediately preceding sentence, the Interested Parties also agree, jointly and severally, to indemnify and hold the Indemnitees and each of them harmless from and against any and all Losses that may be imposed on, incurred by, or asserted against the Indemnitees or any of them in connection with or arising out of the Escrow Agent's performance under this Agreement, provided the Escrow Agent has not acted with gross negligence, willful neglect or bad faith. The provisions of this Section 5.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent for any reason. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of such loss or damage and regardless of the form of action.

5.2 Conditions to Indemnification. In case any litigation is brought against the Escrow Agent in respect of which indemnification may be sought hereunder, the Escrow Agent shall give prompt notice of that litigation to each of the Interested Parties, and the Interested Parties upon receipt of that notice shall have the obligation and the right to assume the defense of such litigation with counsel reasonably satisfactory to the Escrow Agent; provided that failure of the Escrow Agent to give that notice shall not relieve such Interested Parties from any of their obligations under this Section 5 unless that failure prejudices the defense of such litigation by said parties. At its own expense, the Escrow Agent may employ separate counsel and participate in the defense. The Interested Parties shall not be liable for any settlement without their respective consents.

6. ACKNOWLEDGMENT BY THE ESCROW AGENT

By execution and delivery of this Agreement, the Escrow Agent acknowledges that the terms and provisions of this Agreement are acceptable and agrees to carry out the provisions of this Agreement which are applicable to it.

7. RESIGNATION OR REMOVAL OF ESCROW AGENT; SUCCESSOR

7.1 Resignation and Removal.

7.1.1 Notice. The Escrow Agent may resign as such by giving not less than thirty (30) days' advance written notice of such intent to the Interested Parties. The Escrow Agent may be removed by giving the Escrow Agent not less than thirty (30) days' advance written notice of such intent signed by Parent and Sellers' Committee. In either case, the duties of the resigning or removed Escrow Agent shall terminate upon the appointment and acceptance of its successor in accordance with the terms of this Agreement, but in no event shall such termination occur sooner than thirty (30) days following the date of the notice of such resignation or removal, unless otherwise agreed to by the parties hereto.

7.1.2 Successors. In the event the Escrow Agent shall resign or shall be removed pursuant to Section 7.1.1, a successor Escrow Agent shall be appointed by the Interested Parties as evidenced by a written notice signed by Parent and Sellers' Committee and filed with the existing Escrow Agent. If the Interested Parties are unable to agree upon a successor or shall have failed to appoint a successor prior to the expiration of thirty (30) days following the date of the notice of resignation or removal, then the acting Escrow Agent, at the expense of the Interested Parties, may petition any court of competent jurisdiction for the appointment of a successor Escrow Agent or other appropriate relief, and any such resulting appointment shall be binding upon all of the parties hereto. Each successor Escrow Agent shall execute, acknowledge and deliver to its predecessor, and also to the Interested Parties, an instrument in writing accepting such appointment hereunder, whereupon, subject to Section 7.1.1, the predecessor Escrow Agent shall deliver the balance of the Escrow Fund then its possession to such successor which shall immediately, without any further act, become Escrow Agent hereunder, fully vested with all the duties, responsibilities and obligations of its predecessor; but such predecessor shall, nevertheless, on the written request of its successor or any of the parties hereto, execute and deliver an instrument or instruments transferring to such successor all the rights of such predecessor hereunder, and shall duly assign, transfer and deliver all property, securities and monies held by it pursuant to this Agreement to its successor. Should any instrument be required by any successor for more fully vesting in such successor the duties, responsibilities, and obligations hereby vested or intended to be vested in the predecessor, any and all such instruments in writing shall, on the request of any of the other parties hereto, be executed, acknowledged, and delivered by the predecessor.

7.4 Release. Upon acknowledgment by any successor Escrow Agent of the receipt of the then remaining balance of the Escrow Fund, the then acting Escrow Agent shall be fully released and relieved of all duties, responsibilities and obligations under this Agreement that may arise and accrue thereafter.

7.5 Successors. Any corporation or association into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation or association resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation or association to which all or substantially all the corporate trust business of the Escrow Agent in its individual capacity may be sold or otherwise transferred, shall be the Escrow Agent hereunder without further act.

8. FEE

The Escrow Agent will be paid by Parent for services and expenses hereunder in accordance with the fee schedule attached hereto as Exhibit 8. In the event that the Escrow Agent is made a party to litigation with respect to the property held hereunder, or brings an action in interpleader, or in the event that the conditions to this Agreement are not promptly fulfilled, or the Escrow Agent is required to render any service not provided for in this Agreement and fee schedule, or there is any assignment of the interests of this Agreement or any modification hereof, the Escrow Agent shall be entitled to reasonable compensation, one-half from Parent and one-half from Sellers, for such extraordinary services and reimbursement for all fees, costs, liability, and expenses, including attorneys fees and expenses.

9. TERMINATION; DEFICIENCY CLAIMS

This Agreement and the escrow created hereby shall terminate following Escrow Agent's delivery, and Parent's and Buyer's release of all remaining Escrow Cash and Escrow Shares pursuant to Section 2 or 3 of this Agreement. In the event that the value of the Escrow Cash and Escrow Shares released to Parent pursuant to the provisions of this Agreement is insufficient to pay in full to Parent the total amount of the Damages and Prevailing Party Awards to which it and Buyer is entitled, Parent and Buyer shall be entitled to pursue its remedies for any such deficiency to the extent permitted pursuant to Section 11.6 of the Stock Purchase Agreement; provided, that no party hereto in connection with any such action may contest any Uncontested Claim or any Contested Claim that has been resolved in accordance with the provisions of this Agreement.

10. MISCELLANEOUS PROVISIONS

10.1 Parties in Interest. This Agreement is not intended, nor shall it be construed, to confer any enforceable rights on any Person not a party hereto. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

10.2 Entire Agreement. This Agreement constitutes the final and entire agreement among the parties with respect to the subject matter hereof and supersedes all prior arrangements or understandings.

10.3 Notices. All notices, requests, demands or other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given: (i) on the date of delivery if personally delivered by hand, (ii) upon the third day after such notice is deposited in the United States mail, if mailed by registered or certified mail, postage prepaid, return receipt requested, (iii) upon the date scheduled for delivery after such notice is sent by a nationally recognized overnight express courier or (iv) by fax upon written confirmation (including the automatic confirmation that is received from the recipient's fax machine) of receipt by the recipient of such notice:

if to Parent or Buyer, to: Danny Moshaioff Retalix, Ltd. 10 Zarhin Street, Corex House 43000, Ra'anana, Israel Telecopy: +972-9-744-4756	with a copy to: Harvey E. Bines, Esq. Sullivan & Worcester LLP One Post Office Square Boston, MA 02109 Telecopy: (617) 338-2880

if to the Escrow Agent, to: Alison D.B. Nadeau U.S. Bank National Association One Federal Street, 3rd Floor Boston, MA 02110 Telecopy: (617) 603-6683

if to Sellers' Committee, to: Argentum Capital Partners, L.P. 60 Madison Avenue, Suite 701 New York, New York 10010 Attn: Daniel Raynor Facsimile No.: (212) 949-8294	with a copy to: William J. Simpson, Esq. Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive, 17th Floor Costa Mesa, CA 92626 Telecopy: (714) 979-1921

and to:

Mark Koulogeorge

MK Capital

1033 Skokie Blvd., Suite 430

Northbrook, IL 60062

Facsimile No.: (___) _________

and to:

Innocal II, L.P.

600 Anton Blvd., Suite 1270

Costa Mesa, CA 92626

Facsimile No.: (208) 726-1191

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 10.3.

10.4 Changes. The terms of this Agreement may not be modified or amended, or any provisions hereof waived, temporarily or permanently, except pursuant to the written agreement of Parent, Sellers' Committee and the Escrow Agent.

10.5 Severability. If any term or provision of this Agreement or the application thereof as to any Person or circumstance shall to any extent be invalid or unenforceable, the remaining terms and provisions of this Agreement or the application of such term or provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

10.6 Counterparts. This Agreement may be executed in two or more partially or fully executed counterparts, each of which shall be deemed an original and shall bind the signatory, but all of which together shall constitute but one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Escrow Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

10.7 Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

10.8 Governing Law. This Agreement shall be construed and controlled by the laws of the State of Delaware without regard to the principles of conflicts of laws. Each of the Interested Parties consents to jurisdiction and venue in the courts of the State of Delaware or the federal courts of the State of Delaware.

10.9 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, affiliates, successors and assigns.

10.10 Force Majeure. The Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

RETALIX LTD.
By: /S/ Barry Shaked
Name: Barry Shaked
Title: President and Chief Executive Officer

RETALIX HOLDINGS, INC.
By: /S/ Barry Shaked
Name: Barry Shaked
Title: President and Chief Executive Officer

U.S. BANK NATIONAL ASSOCIATION
By: /S/ Alison D.B. Nadeau
Name: Alison D. B. Nadeau Title: Vice President

SELLERS: ENVIRONMENTAL & INFORMATION TECHNOLOGY PRIVATE EQUITY FUND III, a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany

By: Infrastructure and Environmental Private Equity Management, L.L.C., Its General Partner
By: First Analysis IEPEF Management Company, III, L.L.C., A Member

By: Mark Koulogeorge, A Member

By: /S/ Mark Koulogeorge Name: Title:

Address: The Sears Tower Suite 9500 233 South Wacker Drive Chicago, Illinois 60606 Attn: ____________ Facsimile No.: (312) 258-0334

INFRASTRUCTURE AND ENVIRONMENTAL PRIVATE EQUITY FUND III, L.P.

By: Infrastructure and Environmental Private Equity Management, L.L.C., Its General Partner

By: First Analysis IEPEF Management Company, III, L.L.C., A Member

By: Mark Koulogeorge, A Member

By: /S/ Mark Koulogeorge Name: Title:

Address: The Sears Tower Suite 9500 233 South Wacker Drive Chicago, Illinois 60606 Attn: Facsimile No.: (312) 258-0334

ARGENTUM CAPITAL PARTNERS, L.P.

By: B.R. Associates, Inc, its General Partner

By: /S/ Daniel Raynor

Name: Daniel Raynor Title: Chairman

Address: 60 Madison Avenue Suite 701 New York, New York 10010 Attn: Daniel Raynor Facsimile No.: (212) 949-8294

ARGENTUM CAPITAL PARTNERS II, L.P.

By: Argentum Partners II, L.L.C., its General Partner

By: Argentum Investments, L.L.C., its Managing Member

By: /S/ Daniel Raynor Daniel Raynor, Managing Member

Address: 60 Madison Avenue Suite 701 New York, New York 10010 Attn: Daniel Raynor Facsimile No.: (212) 949-8294

TCI ACPII LIMITED PARTNERS, L.P.

By: Argentum Investments, L.L.C., its Managing Member

By: /S/ Daniel Raynor Daniel Raynor, Managing Member

Address: 60 Madison Avenue Suite 701 New York, New York 10010 Attn: Daniel Raynor Facsimile No.: (212) 949-8294

GUARANTEE & TRUST CO., TTEE DANIEL RAYNOR GTC IRA

By: /S/ Daniel Raynor Name: Daniel Raynor Title:

Address: 60 Madison Avenue Suite 701 New York, New York 10010 Attn: Daniel Raynor Facsimile No.: (212) 949-8294

/S/ Mark Koulogeorge MARK KOULOGEORGE

Address: ______________________ ______________________ ______________________ Facsimile No.: (___) _________

INNOCAL II, L.P.

By: InnoCal Management II, L.P.

Its: General Partner

By: /S/ James E. Houlihan

Name: James E. Houlihan III

Its: Managing Director

Address:

600 Anton Blvd., Suite 1270

Costa Mesa, CA 92626

Facsimile No.: (208) 726-1191

PRODUCTIVITY FUND IV, L.P.

By: First Analysis Management Company IV L.L.C., its General Partner By: First Analysis Venture Operations and Research, L.L.C., Managing Member By: /S/ Mark Koulogeorge Name: Title:

Address: The Sears Tower Suite 9500 233 South Wacker Drive Chicago, Illinois 60606 Attn: Facsimile No.: (312) 258-0334

PRODUCTIVITY FUND IV ADVISORS FUND, L.P.

By: First Analysis Management Company IV, L.L.C. Its: General Partner

By: First Analysis Venture Operations & Research, L.L.C. Its: Management Member

By: /S/ Mark Koulogeorge Name: Mark Koulogeorge Its: Member
Address: The Sears Tower Suite 9500 233 South Wacker Drive Chicago, Illinois 60606 Attn: Facsimile No.: (312) 258-0334

BLUE CHIP CAPITAL FUND IV LIMITED PARTNERSHIP

By: Blue Chip Venture Company, Ltd.
By: /S/ Todd Gardner Todd G. Gardner, Director

Address: c/o Blue Chip Venture Company, Ltd. 1100 Chiquita Center 250 East Fifth Street Cincinnati, Ohio 45202 Facsimile No.: 513-723-2615

TCI ACPII LIMITED PARTNERS, L.P.

By: Argentum Investments, L.L.C., its Managing Member

By: /S/ Daniel Raynor Daniel Raynor, Managing Member

Address: 60 Madison Avenue Suite 701 New York, New York 10010 Attn: Daniel Raynor Facsimile No.: (212) 949-8294

SELLERS' COMMITTEE
By: /S/ Mark Koulogeorge Mark Koulogeorge
By INNOCAL II, L.P. By: InnoCal Management II, L.P. Its: General Partner By: /S/ James Houlihan James E. Houlihan III Managing Director

By: ARGENTUM CAPITAL PARTNERS, L.P. By: B.R. Associates, Inc, General Partner By: /S/ Daniel Raynor Daniel Raynor Chairman

Exhibit 1.1

Escrow Shares/Sellers

Shares to be Issued to TCI Shareholders	Cert. 1	Cert. 2

Environmental & Information Technology Private Equity Fund III	2,166	712
Infrastructure & Environmental Private Equity Fund III, L.P.	8,664	2,847
Productivity Fund IV, L.P.	13,527	4,445
Productivity Fund IV Advisors Fund, L.P.	520	171
Argentum Capital Partners, L.P.	2,612	858
Argentum Capital Partners II, L.P.	13,954	4,586
TCI ACPII Limited Partners, L.P.	3,297	1,084
Innocal II, L.P.	12,735	4,185
Blue Chip Capital Fund IV Limited Partnership	10,743	3,530
Mark Koulogeorge	3,119	1,025
CGM IRA Custodian FBO Daniel Raynor	236	77

The following exhibits and schedules have been omitted and will be supplementally furnished to the Securities and Exchange Commission upon request:

Exhibit 1.5	Permitted Investments
Exhibit 8	Schedule of Fees